Exhibit 99.5

General Counsel

Tercica, Inc.

2000 Sierra Point Parkway, Suite 400

Brisbane, California 94005

USA

Facsimile: +1-650-624-4940

Cooley Godward LLP

Five Palo Alto Square

3000 El Camino Real

Palo Alto, CA 94306

USA

Facsimile: +1-650-849-7400

Paris, July 18, 2008

Dear Stephen,

We are in receipt of your letter dated July 9, 2008, (the Offer Notice) pursuant to Section 5.1 of the Affiliation Agreement, dated as of October 13, 2006, by and between Tercica, Inc. (the Company), Suraypharm, a Société par Actions Simplifiée (the Investor), and Ipsen S.A. (Ipsen), (the Affiliation Agreement).

Please accept this letter as written notification, pursuant to Section 5.1 of the Affiliation Agreement, that we are apportioning our right of first offer to our affiliate Ipsen and accordingly hereby elect that Ipsen purchase in full our pro rata portion, as calculated in accordance with Section 5.1(b) of the Affiliation Agreement and on the basis contemplated in the Offer Notice, of the New Securities (as defined in the Affiliation Agreement) the Company has advised it will issue in connection with its issuance of the Genentech Shares (as defined in the Offer Notice) (the Subscription).

Please note that, subject to the agreement of the parties, it is proposed that the Subscription take place on July 22, 2008, or such other date as the parties shall agree. Furthermore, this letter shall not obligate the Investor to purchase any shares of common stock from the Company except as set forth in a definitive stock purchase agreement mutually acceptable to the Investor and the Company on terms consistent with the Offer Notice and this letter.

[Signature Page Follows]

Yours sincerely,

/s/ Jean-Luc Bélingard
Duly authorized for and on behalf of
Suraypharm S.A.S.

AGREED AND ACKNOWLEDGED:

Tercica Inc.

By:
Name:
Title:

[Signature Page for Confirmation of Subscription]